Filed by TCF Financial Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: TCF Financial Corporation Commission File No.: 001-39009 Date: December 15, 2020 MERGER UPDATE – ALL TEAM MEMBER MEETING 12-14-20 TRANSCRIPT Duration:"00:48:47.3840000" MICHEL AHLES SPEAKING: Welcome to the merger update. All team member meeting. Today's meeting is hosted by Sandy Kuohn. We will have time at the end of the meeting for Q&A. You can submit your question at any time by sending your questions using the Q and a tab at the bottom of your screen. We will answer as many questions as possible during the meeting. Now, I'd like to turn the meeting over to Sandy Kuohn. Sandy, please go ahead. SANDY KUOHN SPEAKING: Good afternoon everyone. It is my pleasure to welcome you. Steve Steinour, the Chairman, CEO of Huntington Bank, to join us today. We’re also joined by Tom Shafer, our President and CEO Gary Torgow, our Chairman of TCF Bank and Mike Jones, president and COO of the bank. So, welcome everyone. Thanks for joining us today, Gary. I'll you start with some opening comments. GARY TORGOW SPEAKING: Thank you, Sandy. Good afternoon everyone. First, we apologize for some of us being in more formal attire. This is not intended to be too formal of a meeting. Steve just got off a plane from Columbus and we're thrilled to have him here with his team. So I first want to thank everybody. I want to thank the whole team. We’ve had many opportunities to address you on kinds of different topics, technology transformation, merger updates, and I know that this is a very new topic and everybody has a great interest in hearing more about it. And that's the purpose of today's meeting, but it won't be the only opportunity we will continue to address these questions and familiarize you with everything that’s going on in this sort of new sightline. My job today is to really introduce Steve Steinour and it is a great pleasure to do so. Steve is not new to a few of us in the bank. I’ve known Steve for a couple of decades and have known him in many different circles in both business community and civic activity and actually let me just start off with a brief story about Steve when Mayor Duggan called me to his office in Detroit and said one of the greatest and most significant challenges of the city of Detroit is the struggling neighborhoods. And he said, I’ve got this idea that I would like to have corporate Detroit partner up with significant neighborhoods and really put significant dollars into those neighborhoods to grow them and to do more in to help the communities that surround or included in those neighborhoods. As I said, OK, mayor, what would you like me to do? And he said, like you to share it, and I’d like you to raise $35,000,000, and I’d like to do it this week if we could. And I said, well from the TCF vantage point, we’re in. We’ll be happy to partner in a neighborhood. I’m going to go out and I’m going to make a few phone calls. The very first call I made was to Columbus, OH, to Steve Steinour. And I said, Steve, I'd like you to Co-chair this effort. I know you don't live in Detroit, but I know you are supremely committed to Detroit. You've spent an awful lot of time here. You've given a lot of activity and interest in Detroit. You've had your Huntington team. Not only are we friendly competitors, but we're joining in a lot of great efforts. I'd like co-chair this effort. We need to raise $35 million. I'd like to do it this week. I'd like you to be the first announcement after ours, even though you're in Columbus, he said I'm in as your co-chair. We’re in the same amount of money and let’s get on the road and let’s start making those phone within a week Steve and I partnered up to get seven companies to partner up with those neighborhoods in in a in a conglomeration of interest by corporate Detroit, and it really was. Because Steve Steinour planted himself in Detroit said, I believe in this. He is really infused within his Huntington team. A great interest in the city of Detroit, the state of Michigan in the Midwest. He is probably amongst the Premier CEOs in the country and because I know him for so long, I could tell you that it's not just all business, it's heart he was born in a small town in Gettysburg, PA. He's a small town guy who understands communities and what communities need. And so for us to be able to harness the power of Huntington and TCF together, and we'll talk later about what that 170 billion dollar company is capable of. He was the perfect choice to partner up with us. He will be a real partner. He understands our interests. He understands our needs. He wants TCF to be secondary, he wants TCF to be a real merger partner in every interview that Steve is given. Since this this since broke last night. He has made sure that in every interview he says this is not an acquisition. This is a merger. Anna partnership. We announced dual headquarters. It's very real. We are going to have two headquarters, one in Detroit and one in Columbus, Steve said on a couple of those calls today and yesterday that there is more business and more activity and more people and more companies in the Detroit area than there are in Columbus. And therefore, we need to put the entire commercial business operation in the City of Detroit. He knew that we were building a headquarters. Actually, if truth be told, Tom Shafer beat him to the punch, but he was trying to get a Headquarter building on Woodward and Elizabeth and Tom took it away from him, and Steve said to yet, when we were negotiating this, we want that headquarters to be bigger. We want more people in it. We're not going to have any tenants in that building. We're going to put only our team and the headquarters of 20 stories is going to be filled with our team as soon as it's built. When we wanted to bid on the Convention Center in Detroit. You all know that we were fortunate enough to remove the name COBO, which was a very troubled name in Michigan and Detroit, and we bid and won the TCF Center. My first call before we bid was to call Steve Steinour and to say two things to one's. Steve don't compete with us. We're going after the Convention Center and two is I know you have a Convention Center in Cleveland. Help us through the process and teach us what to do and like he is in every single area he was cooperative and courageous and helpful in everything that he does, so really, this is not somebody that's new to us. It's not new to the business, he's not new to the community, is not new. the Detroit Steve and I had a call with Mayor Duggan yesterday and Mayor Duggan instead of anybody could partner with my hometown bank. It should be Huntington because I know that both of you have the exact both companies at the same values. I know Steve, I know his family. He's got two wonderful children. He's got a wonderful wife, Patty. We have known each other for a long, long time, and I can attest to the fact that this is going to be a great leader for this company and he is going to take care to make sure that the TCF Foundation is secure and valuable and understood. So on behalf of the team that's on the call. It is my honor and privilege to introduce what will be the new CEO of the combined company, our new partner in this enterprise. We hope to close the deal in the second quarter and we're very excited to become the 11th largest bank in the United States and to really show the power of what a giant company can do for the communities it's in my pleasure to introduce Steve Steinour.

STEVE STEINOUR SPEAKING: Gary, thank you very much. I just hope we video that that's the best I've ever heard. But welcome to all of you. It's a real pleasure for me to be with Gary, Tom, Mike Sandy, an all of you, frankly, but I know this is a big day for you and a surprise for many of you. And so I come to you with the warm welcome. We are extremely excited to be able to partner like this. We're hopeful that together this is a growth story. It will begin from today, and so it's a historic moment and our good wishes and goodwill in appreciation for all that you've done throughout the last year or several years. To build this great TCF company, we extend to all of you. I couldn't be more pleased to be able to greet you in in the role I am, and I let me back it up for minute. Gary and I have known each other for a couple decades as he said, we've done a number of different things together in the community. That was one. That particular one just to. To complete the story, I said I was in before Gary told me how much I was in for. So I've been a friend of Gary has occasional moments when I golf but I've never golfed in the context of putting these two companies together because the logic is so compelling. What you've done is just extraordinary. So thank you very, very much. Congratulations and we are thrilled to be able to merge the two companies together, and I know we'll talk more about that, but you have great leaders. Gary is a visionary. He's been successful in multiple entrepreneurial business pursuits 12 years ago. TCF was one branch. It's just stunning. They'll be books about this and about your efforts overtime. But he's done it with a heart. It's always been about the community all along. And then the team that's been assembled. I've known Tom for years and know his wife. I know Gary, I know Gary's children. Mike, I don't yet have the privilege of knowing your family as well. And I look forward to getting some time with you later today as I will many of you. This is a this is a major opportunity for my perspective. But it starts with you and we want to be sensitive and supportive and responsive to you again. We know you've been through a lot this last year or several years. And this is a surprise moment. I'm not sure how many people actually knew, but I think it was a small group within TCF. And it's a major of as we come into a new year, Holidays, Hanukkah, of Kwanzaa, whatever the practices are, this is a so it's a little unusual to do something at this time of year. So, so thank you for allowing me to join you today. I can't tell you how excited we are within Huntington and I've talked to I had 7,000 colleagues on the phone this morning with me along with our leadership team. It is universal. We are so thrilled to be able to partner and then combine and as we get going will have more answers and will share. Those will be a lot more communication and we certainly want to hear from you as well. One of the things I've learned. In this process, several of them is. We talk about welcome. But I know you talk about we. Tom and I have talked about assimilation and that's how I view things as we as we come together, we will share our very preliminary plans with Tom and Gary and Dave and Mike and others in the first few weeks of January and will get their input. We will refine, will adjust, will shape something that has much better outputs as a consequence, and then will start sharing that with all of you and moving into the next stage or stages here as we go forward. But we. You've got a lot to do. Before the merger comes together, you've got a great company, you're creating a trajectory that's just terrific and we’ll look forward to working with you. And in the months ahead. And then sometime, I think later in the second quarter will be able to put the two companies together and it will be with a lot of pride. We want the best people from both companies out. I may use the term best athlete. I don't mean to offend by using that. It's best people we will assimilate. Uh, the best talent the best people into the company. I've already told our team that I told her 7,000 colleagues that this morning as well. So that's the way we approach this. We're going to learn a lot. I hope we'll learn together. We're interested in your views and ideas. We have this moment where we put together of that that will have some redundancy that will need to address. But this is about growth. This is about a company that combined is much stronger than either one of us would be.

Separately, as just one example. We will in the next three years because we're combining invest incremental $150,000,000 in our digital and innovation, that we wouldn't otherwise be able to do. Now we have a fairly substantial digital and innovation development budget anyway, but we could never put in the extra $150,000,000 supplement into it. And you think about what COVID is teaching us around transitioning customers to preferences around mobile, and easier ways to access this will be incredibly important to us. Going forward, we have today. The for the second year, running the JD Power #1 Mobile app in the regional bank space, but we're going to make it a lot better together. We're going to help our customers with how they choose to deal with us, which probably is going to be increasingly digital, so I'm very excited. I can't say enough wonderful things about Gary. I've been so many different moments that we've have the opportunity to work together, and whether it's community. Whether it's A few years ago, a mission to Israel, whether it's businesses because we share business or any way that he looked. Can lookout for me. I know I gotta call and vice versa. Just a wonderful leader. One of the great leaders. And I mean, this is one of Gary's one of the great leaders. If somebody says who's the best leaders in Detroit or Southeast Michigan? Gary's name will be on every list and he'll be one or two. He's just done a magnificent job devoting his career in life to helping others, especially in the communities in and around Detroit. So I'm it's a privilege to be with you, Gary. It's great to have you as a partner. I'm thrilled you're going to chair the bank. I love this concept this dual headquarters concept. It makes so much sense for us to have the commercial team here. The number of businesses in Detroit, the MSA of Detroit is more than two times what we have in in Columbus. This is a natural extension. This is how we win-win both Detroit wins an Columbus wins. We get the benefit of scale and the capacity to invest in our businesses and technology and at the same time we're doing great things in two terrific cities. And in these in the states of Michigan and Ohio we’re clear, clear winners and their new markets that will come to us in markets like Chicago, where we're going to expand together. So we have a lot of a lot of upside to go for. As I shared with our team today when we put the two companies together were 170 billion dollars going to 200 and then we're going to increment beyond that. And I know we can do it together and I look forward to working with all of you. I know my colleagues do as well, so thank you Gary. That was a very warm introduction. Thank you so much. SANDY KUOHN SPEAKING: Thank you. Steve, thank you. We look forward to hearing more from you as we move through our program today. So thank you so much. You mentioned that this is a moment in time, so Tom this is a moment in time when our teammates are working to process a lot of information that kind of hit them a little unexpectedly as we head off to the Holidays and we come back in January. You know what are the things you want us to be thinking about over the next several months as we move forward? TOM SHAFER SPEAKING: Yeah, thanks Sandy and you know, I think about first of all, I want to say thank you our team again Mike and I did that in the video that we shared this morning, but we've been through a lot together and we, but we just really crossed the starting line again, and I know with the work that we've done together, things that you've all been through as we continue to develop our company that were clearly up for this task. And I think about all the work that you know, the work that we've done and you know. And you say, well, we just we just finished the rebranding 120 days ago. That it's like it seems like it's a lot to carry, but again, when I think about the changes that we've gone through the changes that you've taken us through and the purpose of all that it's really to be a better bank for our customers to be a better partner for our communities to develop our careers. This is, you know, the as we process this and we, you know we begin to understand. You know what we've stepped into and how we're going to how we're going to develop this new organization. That really looking at the horizon little bit, I think about the 170 billion dollar company that Steve, Steve spoke of and the opportunities that it brings all the constituents that we care so much about. We have just gone through our own budgeting process just before this announcement and taking a look at how we're going to, you know, find money to invest in growth marketplaces across the product's how we're going to compete the digitally and so when I when I push these thoughts out, just not too far into the into the future, that horizon to me becomes much clearer. All the things that we want to get done, we're going to have. We're going to capacity to get done as we cross through this merger. Huntington is larger than we are, clearly, but they're a little more, little more developed in many of the things that we want to be doing. The ability to compete on the commercial side of the bank, the ability to compete broadly on the mass market consumer site into the private banking sector. Getting our fair share of mortgages. So I think about the near term horizon in the broader capacities that we have. I think that it's a it's fast forwarding many of the desires and plans that we have for ourselves. I also want people would be thinking about it. You know the there. These combinations of organizations have different types of stress associated with them. Different types of opportunities. I think this is going to be in there. I don't want to minimize the work that we're all going to put in, but easier because there's some things that we're not going to. We're not going to debate that we don't need to because of scale because of 'cause. If there's obvious solutions as we move a 50 billion dollar company along to a 220 billion dollars. So this is really about individual skills and attitudes. An energy and if people skills that we bring to the table. And I know how powerful they had our team 'cause I've had an opportunity to work with many of you for a decade. Some of you for just last couple of years, but we've gotten a lot done together and again that I think the path of this integration is going to is really going to lend well to our skill sets to our marketplaces, to our customers. And I'm really excited about helping. You get it all. Get us through this and that's the horizon I'm looking at because it's near term it's impressive and we're going to wake up with brand strength to compete with anybody, which is really exciting. SANDY KUOHN SPEAKING: Yeah, that's great. Thanks Tom. Appreciate it. Mike, let's talk a little bit about Minneapolis. It is a new market to Huntington and what do you see as far as growth opportunities in Minneapolis? MIKE JONES SPEAKING: It's interesting I I've probably gotten off, you know, two dozen calls this morning with different influencers. Government agencies in Minneapolis and there was a common theme. A common theme of positivity. A common theme of excitement on bringing 170 billion-dollar bank scale to that marketplace and our ability to grow and invest. In that marketplace, I think Steve talked about it well on the call, you know those being growth markets and potentials for the combined entity around it. If you think about the number of Fortune 500 companies in the ecosystem that that creates in Minneapolis, it's great. And currently right now we don't have our fair share. I think it was intentional as we came together as TCF and Chemical to invest in that market even more so. On the on the business side and we started that process, but this combination will springboard us even further and the impact that we can make in these markets. If you think about it, having a vision of being number one or #2 and mortgage right like we are in some of our other markets, number one and SBA lending in in Minnesota, number one in middle market. Banking and commercial. Think about this very. Vision that we have the opportunity to do and have in the Minneapolis area is great. And we bring there with a tremendous amount of strength already. We've got a great retail franchise. We've got a digital IT hub that Tom Butterfield and Brett Brunick have created over the last five to six years. And investing in in technology and talent and those type of things. And, you know, we're bringing more talent in every single day as we look to expand the middle market. Business there with just the recent hire of Darrell German as Minnesota Regional president. So I think we have a lot of strengths that create a tremendous amount of foundation and then putting 170 billion of scale behind it is just so powerful and creates such a great opportunity for this growth market. SANDY KUOHN SPEAKING: Great, thanks Mike. Gary. The one of the questions is why is big better? You know? Why does get? Why does scale matter in this situation? And being bigger, give us you know GARY TORGOW SPEAKING: So you know, I had the opportunity to speak at the regional Federal Reserve meeting that happened here in Detroit, and I was struck by one of the speakers who said that 90% of all millennials in America opened bank accounts with the top three banks. And it was very clear why Tom Butterfield's been talking about this a lot. It's called digital investment. Where can we put our technology dollars when you're a 50 billion dollar company You have a certain limit of what you can do. One of the key parts of this transaction. Was the commitment to put 150 million more on top of all of the commitments into our technology and digital. JP bout Powers has ranked to Huntington number one in their digital app. They have put tremendous amount, money and power into it as a standalone. The amount of work we have in our product road Maps will keep us busy for five years or motor cells. So much of that everything on our wish list. We can actually do. We talk about the other cities. I know I talked about Detroit but I want to talk about the other communities. One of the conversations that the team had with Steve and his team was how important Minneapolis in the in the in the Twin Cities is to this company. That was the foundation of TCF and we need to continue our investments there. As Mike said, Steve is very committed. I think one of the reasons that they went to this is because they see Minneapolis in the Twin Cities as a great marketplace for us. And if you look at the communities that we've invested in Midland, MI, for example, Midlands been hit so hard. We want to make sure the Midland remains strong. We are committed to that into the future. We want to make sure that Illinois has its share. We want to make sure that the smaller communities in the lower Peninsula, the smaller neighborhoods and communities. When you're this scale of a bank, 170 billion, you have the power to really do things to be the top 10 in the top ten banks in the country means we could do business with anyone. I remember trying to introduce our bank to some of the very big players here in our marketplace. and I went to Minneapolis and did the same thing. We didn't have all of the abilities to do it today. We could do business with anybody across the United States and in our footprint. It accelerates client solutions. It increases our capacity to invest in customer solutions. It gives us the ability as 170 billion dollar Bank to really do many of the things that we were struggling that we wanted to do that we just weren't able to do so. I one of the one of the data points that was so impressive to me about Huntington. Was you recall that we announced as a company or 1 billion dollar? Small business minority and women owned loan program so that we could help, particularly in COVID, and particularly in the in the in the United States where it's so difficult today for minority businesses and women owned businesses to get their fair share of dollars in loans. We announced a billion dollars at the same time. Huntington oz. 20 billion dollars. So now we have a 21 billion dollar program. Those are keys to being able to do things that we couldn't do on our own that we wanted to do. And there's a great opportunity, and I hope that Steve will talk about it. We want to make sure that as many people from the TCF company get jobs in this new enterprise, they're going to make sure to add as a Huntington Bank that they're not going to do hiring between this time and the merger so that they'll be opportunities they'll be. Jobs will be sharing. We are very concerned that as many people as possible should be able to be maintained in the company, and we're going to push Huntington to do more. We're going to push Huntington to do more in there. In the way that they do things, and even though their number one in so many categories, it's pretty remarkable for 120 billion dollar bank their number one places that they're competing with much bigger banks, so bigger is better because it's we hope it's going to power more people. It's going to give the engine more strength. Where we where the combined company is committed with all of the commitments we make in the charitable and civic space. Those are all going to stay. And on top of it there's going to be a $50,000,000 foundation to do more. That's the kind of things that we could do when were, when were a combined company at 170 billion? And we know that that's the commitment that Steve and his team have made, so that that probably talks about why we want to be bigger than smaller. Thank you. SANDY KUOHN SPEAKING: Thank you, Steve. This creates a lot of uneasiness in organization. As, as any merger does. So what do you want us to know about Huntington that you know we can't pick up off of the website and the information we have on our hands? But what's important for our employees to know about Huntington? STEVE STEINOUR SPEAKING: There are several things. Thank you. I'm going to pick up where Gary referenced jobs and then I'll come back to that. So part of the approach that that that we would naturally taken. We've. We've talked about this Sandy, I think with you in particular, but Gary as well is we're going to stop our hiring. We're going to manage attrition through contract employees and do that with the view of bringing as many colleagues on board our term for team members. On board as possible, we want to mitigate job loss and to the extent there is any. What as the job loss occurs and there will be, we will make priority rehire preferences for anyone impacted. So there are series of things. Those were several, but there are a series of things that we will do for impacted colleagues. The vast majority of the team members. Are going to be in positions where they'll be able to continue with us. Will ask them to have some flexibility we may be doing a certain job today an AT and the job that requirements that will have for the open position doesn't exactly match up, but if you'll be flexible And work with us then I think we will maximize the overall success to SUSTAIN as many jobs as possible. But again, there's. There's a. There's this is about growth. So we're looking to get set post conversion and as we bring these companies together and get through the conversion challenges, we want to be growing and will be invested along the way. There's some great businesses within TCF. There's a lot of opportunity. We have very broad product menu we have on the commercial side. Our capital markets businesses are very robust and we control them all the broker dealers. At Huntington, that would be true on the consumer side our mortgage this year will do somewhere around 14-15 billion dollars were typically five or six nationally. On home equity. We do a lot within our branch system, around consumer lending and small business activity will look to do that as we as we come together and go forward, there's just tremendous opportunity. We've been very impressed with the number of the businesses Mike was talking about, equipment, finance, and. And I would say inventory finance very impressive. Tom Butterfield and I. Gary and I were talking to Tom. I think it was a week ago and we're very impressed with the talent and the team in Minneapolis that Tom has assembled and they're going to be a big part of that incremental investment we're making we hope will have a tech center in Minneapolis as a consequence as well. So there are there are there going to be some branch consolidations are going to be some other changes. Both sides remember my. My commitment is that we will take the best people. From each of the organizations to make the resulting Huntington the strongest possible competitor for the larger banks and fintechs as we go forward, we want this to work for everyone, so I look forward to the day when we're able to communicate more clearly about what the process will be. It's not in the not too distant future, and we'll go forward from that point forward, but we'll have a lot of communication. We're open to ideas we want this to be a combined plan that we're executing to deliver the results that we've committed now to our investors, and I have to tell you, the collaboration, the support. I don't think Tom or Mike have slept a regular night for weeks we've been getting. Documents and 2 three, 4:00 o'clock in the morning, and it's been continuous since we started this many weeks ago. Literally every day, so the cooperation, collaboration, the openness, the back and forth. Sandy I know it's worked well in the HR team. It worked exceptionally well. Just last night we got a surprise article from the Wall Street Journal. We did not plan to roll out the way we did and we had to scramble and the team work around that scramble was just outstanding. So I'm very very pleased with how we're coming together. We have a lot to learn from you. We want to be sensitive to all that you've been through. We want your ideas. You'll make it better. You'll make us better and we're open to that and our colleagues. We always say this in the company. Our colleagues give us our best ideas. Our team members give us our best idea, so will welcome those. Looks like we have quite a few stacking up. I see a number of 134 on the Q&A, so I'm not sure Sandy how quickly we can get through all of those today, but. But it's great that you're comfortable asking, and I really encourage you to do that. SANDY KUOHN SPEAKING: Absolutely. There are a lot of questions we could pick a few of these off. There's a couple. There's a couple of questions in here you know, asking about our customers, our customers have been through a lot as well with their transitions. So your perspective on just kind of how this combination can really assist our customers and what your approach would be to that. STEVE STEINOUR SPEAKING: So we, you know, it starts with you and start the our customers, your customers. I'm going to say our customers, although that's not technically correct yet but our customers will respond to how you are perceiving this. If you're enthusiastic about coming together with a company like Huntington. And we need to do an even better job that I'm doing today to describing it for you to make that determination. But if you're comfortable with it then you can make them comfortable with it. If they've had conversion issues, I hope you're correcting them. There's some level of conversion issues even in the best of conversions. It's how you respond when there's a problem that I think defines the character, and I know there's great character in TCF and wonderful efforts to help customers get through a conversion now. As we go through the combination and the integration here we will do everything we can and this will be a combined teams to learn what your lessons learned and to make sure we don't repeat anything we do absolutely as much as possible. We have a process we call, you know, sort of a glove treatment is kind of a hand in glove treatment. I'm not sure you know. It's like the Velvet Glove, or why I don't know what it is, but I grew up in a little town. I never got a glove, but the we want to provide that level of care. To all of our customers coming over. We'll go out of our way to communicate with them. If there's an issue, will work very hard to make it right quickly, quickly, and an respond. We have groups of colleagues we have a priority response unit. If there is an issue. We want to hop on it. We want to address it. We want ownership first time and get resolution. That's part of some of the awards Gary was referencing it. We've had a number of JD Power Awards around customer service and we expect that of ourselves we're in business to take care of customers. We lookout for people, it's relationships, and that's what we're going to ask all of us to do as we go for including me. SANDY KUOHN SPEAKING: Well, I think you've accomplished a lot in that customer service I defense, which is something that I think all of our employees aspire to get to that place as well. So this combination just does nothing but help accelerate us to catch up in to get there, which will. Which will be a great relief and accomplishment for many of our employees. Can we talk about culture for a minute? You know, culture as we know can be either the Achilles heel of a merger or it can be, you know, the thing that expedites the benefits that we have in a merger, their thoughts on what you're seeing relative to culture between Huntington and TCF. STEVE STEINOUR SPEAKING: Well, there are a lot of similarities. First, there's as Gary was saying, there's a community orientation, and I think all of us in banking have a view of trying to help people. I think that's a natural looking out. We talk about looking out for people and you can express it. Whether it's in a customer service vein, helping your colleagues or team members, or helping others in the community, and so we encourage activity in the Community. But it starts with. Our colleagues or team members looking out for each other and trying to help them everyday. So our when we say welcome we mean welcome to all. Always. We use the tagline welcome internally. It's welcome to all always and that has huge implications on the diversity, equity and inclusion front. And we're very proud of what we've been able to achieve. But we're not satisfied. We will do more. We will do better in the years ahead, and we're grateful that we can join with you because we know that is a shared commitment. We have units similar to you. We call ours business resource groups so we have an African American and Asian or Latino. LGBT. Variety of resource groups. We had them for. Eight years. They have exposed us to so many issues that we didn't even realize existed our benefits packages changed radically? I think was five or six years ago as results of feedback, that of things we didn't even know. We are a perennial awardee for what we do for a military men and women service members who get called up. What we do for them. What we do for their families. And I'm not sure we do enough. So there on many levels there are opportunities for us to get better, but its outcome in terms of where we are today of listening to our colleagues and I hope you will use your voices and help us shape of forward Agenda, future agenda in that regard. But the culture is one of that tagline welcome. We mean it. When we when we hired people from around the country before when I ask for what? What is your first impression that you almost universally say how warm it has been in terms of their welcoming into the company, the collaboration, the openness, the support they get? That's what we want. If we'll do it amongst ourselves, will take care of our customers. That's why that these JD Power Awards and other things of reference. Or that's the basis for we help each other. We lookout for each other. Take care of each other. And then we take care of our customers collectively. We're not perfect. I think you'll make us even better. I hope you will. SANDY KUOHN SPEAKING: It speaks volumes for the we've had 100 or so people working really intensely for the last three weeks, maybe month, but there's been a consistent, just warm, collegial collaborative feeling between both sides and that has come through very clearly and very consistently, which is, you know, a good indication of how our cultures can come here. STEVE STEINOUR SPEAKING: I think if I could, if I could see any just for a minute. I have heard this refrain from. Literally everyone we've had hundreds of colleagues interact in different ways. I've heard this for virtually everyone. We're like them. They're like us. Can't believe it. I think you know this is it just felt so natural? The level of effort from Tom and Mike and the teams involved has been outstanding. It's made a wonderful impression and so we are. We're already feeling like we're partners throughout the organization, and colleagues or team members throughout the organization because of the way we were, we were treated. You know, nobody wants to go through one of these. It look these all nighters and weekends and other things and particularly after all the integration work that the teams at TCF have done. This was just an amazing response on your part. Were so very grateful and it set a wonderful tone. So I want to thank everybody who was involved in that. SANDY KUOHN SPEAKING: Yeah, there I would be doing a disservice to our staff because there's a lot of questions that are coming in. We're seeing all of them that are coming in and there are many about you know, when will we know the staffing decisions and you know the overlap that we have, so it's early in the process, right? We're just getting out of the gates here. I'll open that to any one of our members here who want to respond to that question. It's important question. TOM SHAFER SPEAKING: It's a, it's a critical question. You and Steve mentioned that first of all, we're going to, you know, let people have the Holidays. I think it's very important time of year to spend with family and into regenerate and catch our breath. But we've got to find some teams that people to put together on small teams to take a look at. What are the what are the obvious past towards an integration? But it's really, you know, end of first quarter of middle first quarter. We started having, you know, knowledge, enough knowledge to be talking about things because I don't. The worst thing we could do is get ahead of ourselves. So we've gotta let some small teams get together, understand the path to consolidation, and then begin communicating. And I think that we'd be we'd be. Really imprecise if we got ahead of ourselves. GARY TORGOW SPEAKING: If I may just jump in here for a minute. I think one of the things that we've tried as hard as we can under Donnell White's leadership is the diversity and inclusion in our ESG efforts. Could you talk a little bit about Huntington's success in those areas and your personal view of diversity and inclusion in the that being part of a critical piece of the success of the company? STEVE STEINOUR SPEAKING: Happy to Gary. It starts with A view I think about our business and I believe our business performs better when were diverse and inclusive. I think we bring more ideas, more capabilities as a consequence to the table an we connect with more of the community and so we have been on. We introduced E into the d&I equation this year for lots of reasons, but we've been on a D&I mission now for 9 years. And we've made progress. We have, as of because we see the numbers every month. You can't hire without having a diverse slate in the company. Now it's that's it started as a request. It's now requirement. We have 44.4% of our top managers. We use a Grade 73 and above. I don't know why 73. It doesn't make sense to me, but it's a legacy thing I have never been able to solve one of many, but the so if you talk about the top 1500-2,000 people in the company, 44.4% of them are diverse and inclusive. Our goal is more than 50%. We've challenged ourselves to be there by the end of next year. We're nudging up about 1% of quarter right now. Our promotional slates have to be diverse and inclusive. There's a minority contractor definition on that one we looked at that. In 2011 was 4%. We said we wanted 14% in 14, which seemed like a mission to the moon and back. We got it were 25% now and we're increasing that's 25% primary. We also measure secondary. We request our law firms to engage with the diverse. An inclusive partners on our accounts and associates on accounts we require that of our auditor. They know they that they have to have a diverse slate with us otherwise. Will put it out to bidis it's not a negotiable. They understand it. We do it so we are trying every way we can do infuse DEI into the company. I'm sure we're going to get great ideas. Was so impressed with Donnell when I had a sometime Gary that you arrange again. I think about a week ago. With what you're doing, the ERG’S that you're doing in the ERG's were doing I hope will start comparing. I hope that will be one of the early on things so we can learn from each other. We reach out to other companies for their support. We were the 40th company to sign on for the CEO Action for Diversity. We've been very involved with that and will continue to be so. Those are a few things that we do, but it starts with A view that this is good business and if you embrace that view. If you believe that. Then you'll naturally do what's right. Now we measure. As I can tell you to the 10th of a percent where we are every month we measure, but not doing that with the cudgel. I'm doing that as a way of trying to keep the focus and recognize the opportunities that we all want to extend and make sure it's institutionalized in our company. I'm sure we'll learn a lot from you. SANDY KUOHN SPEAKING: We're excited about what you've accomplished over there, Steve. It's been fabulous, so congratulations to you. It is 249. This was going to wrap up. Maybe I'll just do some quick closing comments, so let me just make sure Mike any quick closing comment to make these comments. MIKE JONES SPEAKING: I think you know culture starts at the tone at the top and I think Steve as articulated and set it. But it rings true when that when the people act upon the that culture and his leadership team has done that. An mine Toms the rest of that executive leadership teams interaction has all been. Positive and that cultural alignment. The second thing I would say is consistency. Steve, it's been consistent. Gary has been consistent about best people as we move forward and in really taking those best people to make this company the greatest that it can be on a combined basis. And you know, that's exciting to see. SANDY KUOHN SPEAKING: Thanks, Mike. Tom? TOM SHAFER SPEAKING: Thanks, Sandy. Steve. Thanks for being with us today. This is obviously a lot we've communicated to every team member we have. More on this call that we've got on any other calling, so I'm really appreciative for team members to take time to join us today. I'm looking forward to this and I think that you know I've got respect for the Huntington brand. I have a lot of pride in what TCF teams been able to do and together we're going to be a great company. GARY TORGOW SPEAKING: Want to say thank you to the entire team. That's there. We do have more questions and we will try and respond to those questions. Obviously not at this time 'cause Sandy keeps a tight rein on the time, but we do want to answer those questions and we're going to give them to Steven. We're going to ask him when he has an opportunity to respond and will share them and this will not be the only time you're going to have an opportunity to have a focused attention from Steve. We've been using his time and he has been extremely generous. He's in Detroit. Are you seeing now he's actually in the office here and we're going to get to know him better and better and we want you to get to know him. The concerns that that you're sharing. We want to share with him in the team and we're looking forward to a very successful opportunity to partner up for the benefit of our team, our communities, and our customers. So Steve, thank you and really appreciate that. STEVE STEINOUR SPEAKING: Great to be with all of you. I look forward to the day when we don't have to do this on zoom calls and I want to thank you so very much for your time today for all that you've done. We're thrilled we’re so very grateful Gary to you to Dave to Tom Mike Sandy and everybody else we've interacted with will look forward to moving forward together. And together will be a stronger company as we as we as we think about the years ahead. So happy Holidays, Hanukkah, Kwanzaa. To all of you, thank you again and I look forward to opportunities like this to be with you. SANDY KUOHN SPEAKING: Thank you and appreciate your time this afternoon and happy Holidays to all of you. Thank you, thank you. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of TCF and Huntington, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between TCF and Huntington; the outcome of any legal proceedings that may be instituted against TCF or Huntington; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where TCF and Huntington do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of TCF and Huntington successfully; and other factors that may affect the future results of TCF and Huntington. Additional factors that could cause results to differ materially from those described above can be found in TCF’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10- Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available on TCF’s investor relations website, ir.tcfbank.com, under the heading “Financial Information” and in other documents TCF files with the SEC, and in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither TCF nor Huntington assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of TCF and Huntington and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving TCF and Huntington will be submitted to TCF’s shareholders and Huntington’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF TCF AND SHAREHOLDERS OF HUNTINGTON ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about TCF and Huntington, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to TCF Investor Relations, TCF Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226, (866) 258- 1807 or to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007. PARTICIPANTS IN THE SOLICITATION TCF, Huntington and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TCF and Huntington in connection with the proposed transaction under the rules of the SEC. Information regarding TCF’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020, and other documents filed by TCF with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and other documents filed by Huntington with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.